AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

June 27, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	James Giugliano
Joel Parker
Scott Anderegg
Donald Field

Re:	AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C
Amendment No. 1 to Registration Statement on Form F-1
Filed March 18, 2025
File No. 333-284789

Ladies and Gentlemen:

This letter is in response to the letter dated March 27, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amended Registration Statement No.2”) is being submitted confidentially to accompany this letter.

Related Party Transactions, page 82

1.	We note that the information in this section is dated and should be revised to provide the required information as of and "up to the date of the document." Please update and revise as applicable. Refer to Item 7.B of Form 20-F. In this regard, we note that the included charts use reference dates of June 30, 2024 and December 31, 2023, 2022, and 2021. Please revise to include a column for December 31, 2024 (or a more recent date, if available).

Response: In response to the Staff’s comment, we have revised the disclosure on pages 80 and 81 of the Amended Registration Statement No.2 to provide related-party transaction information as of December 31, 2022, 2023, and 2024, and as of the date of the prospectus.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhengang Tang
Name:	Zhengang Tang
Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC